                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C.  20549



                                   FORM 11-K


(Mark One)

[x]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934  [FEE REQUIRED]

                  For the fiscal year ended December 31, 1994

                                       or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to ___________________



Commission File No. 1-2677

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                            Quaker State Corporation
                         Thrift and Stock Purchase Plan


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            Quaker State Corporation
                                 255 Elm Street
                         Oil City, Pennsylvania  16301

                             REQUIRED INFORMATION



Financial Statements
- --------------------

     The Financial Statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Quaker State Thrift and Stock Purchase Plan. The pages referred to are the numbered pages in the Report on Audits of Financial Statements and Supplemental Schedules for the years ended December 31, 1994 and 1993 of Coopers and Lybrand L.L.P. which appears here and after the signature page.

Item                                                                Page No.
- ----                                                                --------
Report of Independent Accountants                                       2

Financial Statements:

    Statements of Net Assets Available for Benefits
    as of December 31, 1994 and 1993                                    3

    Statements of Changes in Net Assets Available for Benefits
    for the years ended December 31, 1994 and 1993                      4

    Notes to Financial Statements                                     5-8

Supplemental Schedules:

    Item 27a--Schedule of Assets held for Investment Purposes
    as of December 31, 1994                                             9

    Item 27d--Schedule of Reportable Transactions (transactions in excess of 5% of Plan value) for the year ended
    December 31, 1994                                                  10

Exhibit
- -------

    The Exhibit listed below is filed as a part of this Annual Report:

    1.  Consent of Coopers and Lybrand L.L.P.

                                   SIGNATURE


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Organization and Compensation Committee of the Board of Directors of Quaker State Corporation have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

                                            QUAKER STATE CORPORATION
                                            THRIFT AND STOCK PURCHASE PLAN

Date: June 21, 1995                         By:  /s/ THOMAS A. GARDNER
     -----------------                          -------------------------------
                                                Thomas A. Gardner
                                                Chairman of the Organization
                                                and Compensation Committee

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN

                                  ---------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 for the years ended December 31, 1994 and 1993

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                             --------------------



                                                                      Pages
                                                                     ------
Report of Independent Accountants                                       2

Financial Statements:
         Statements of Net Assets Available for
                  Benefits as of December 31, 1994 and 1993             3

         Statements of Changes in Net Assets Available
                  for Benefits for the years ended
                  December 31, 1994 and 1993                             4

         Notes to Financial Statements                                 5-8

Supplemental Schedules:
         Item 27a - Schedule of Assets Held for Investment
                  Purposes as of December 31, 1994                       9

         Item 27d - Schedule of Reportable Transactions
                 (transactions in excess of 5% of plan value)
                 for the year ended December 31, 1994                   10

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Board of Directors
Quaker State Corporation:

We have audited the statements of net assets available for benefits of the Quaker State Corporation Thrift and Stock Purchase Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker State Corporation Thrift and Stock Purchase Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Plan changed its method of accounting for payments due to participants effective January 1, 1993.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




/s/ COOPERS & LYBRAND L.L.P.
Pittsburgh, Pennsylvania
May 29, 1995

                           QUAKER STATE CORPORATION
                        THRIFT AND STOCK PURCHASE PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          December 31, 1994 and 1993




                                                                                 1994
                                      -------------------------------------------------------------------------------------------
                                                                                                             Loan
                                            Fund A           Fund B          Fund C             Fund D      Account
                                            ------           ------          ------             ------      --------
                                            Income            Bond         Quaker State         Equity      Employee
        ASSETS                               Fund             Fund          Stock Fund           Fund        Loans          Total
                                             ----             ----          ----------           ----        -----          -----
 Investments, at  value
      (Note 2):
   Quaker State Corporation capital
      stock,  1994: 1,109,970
      shares, 1993: 1,173,115
      shares (cost $16,411,917
      and  $17,415,798 respectively)          -                  -         $15,539,580            -             -       $15,539,580
   U.S. government obligations
      (cost: 1994, $3,307,170;
      1993, $3,705,581)                   $3,270,869             -                -               -             -         3,270,869
   Registered Investment
      Companies                               -            $1,284,125             -           $2,261,721        -         3,545,846
   Money market accounts                   1,642,451             -             139,161            -             -         1,781,612
   Employee loans (Note 4)                    -                  -                -               -        $1,491,040     1,491,040
                                      ---------------------------------------------------------------------------------------------
         Total investments                 4,913,320        1,284,125       15,678,741         2,261,721    1,491,040    25,628,947

 Receivables:
   Employee contributions                     37,180           57,550           89,108            85,128                    268,966
   Company contributions                        -                -             935,453               -           -          935,453

 Accrued interest receivable                  86,393               17              641                25         -           87,076
                                      ---------------------------------------------------------------------------------------------
         Net assets available
           for benefits                   $5,036,893       $1,341,692      $16,703,943        $2,346,874   $1,491,040   $26,920,442
                                      =============================================================================================
 Participating units                   829,903.20985  1,320,678.37391    473,677.98198   2,147,704.90096
                                      ==================================================================
 Unit value                                 $6.06925         $1.01591        $35.26434          $1.09274
                                      ==================================================================

                                                                             1993
                                        ------------------------------------------------------------------------------------------
                                                                                                             Loan
                                            Fund A           Fund B          Fund C             Fund D      Account
                                            ------           ------          ------             ------      --------
                                            Income            Bond         Quaker State         Equity      Employee
        ASSETS                               Fund             Fund          Stock Fund           Fund        Loans          Total
                                             ----             ----          ----------           ----        -----          -----
 Investments, at  value
      (Note 2):
   Quaker State Corporation capital
      stock,  1994: 1,109,970
      shares, 1993: 1,173,115
      shares (cost $16,411,917
      and  $17,415,798 respectively)          -                  -         $15,543,774            -             -       $15,543,774
   U.S. government obligations
      (cost: 1994, $3,307,170;
      1993, $3,705,581)                   $3,997,328             -                -               -             -         3,997,328
   Registered Investment
      Companies                               -                  -                -               -             -             -
   Money market accounts                   2,387,663       $  702,000           30,547        $1,528,190        -         4,648,400
   Employee loans (Note 4)                    -                  -                -               -        $1,564,901     1,564,901
                                      ---------------------------------------------------------------------------------------------
         Total investments                 6,384,991          702,000       15,574,321         1,528,190    1,564,901    25,754,403

 Receivables:
   Employee contributions                     44,102           64,224           84,117            98,735         -          291,178
   Company contributions                        -                -              85,062               -           -           85,062

 Accrued interest receivable                  74,700            2,682                9             1,865         -           79,256
                                      ---------------------------------------------------------------------------------------------
         Net assets available
           for benefits                   $6,503,793       $  768,906      $15,743,509        $1,628,790   $1,564,901   $26,209,899
                                      =============================================================================================
 Participating units                 1,072,870.56371    739,848.88997    484,978.54204   1,504,892.44101
                                      ==================================================================
 Unit value                                 $6.06205         $1.03927        $32.46228          $1.08233
                                      ==================================================================

                           QUAKER STATE CORPORATION
                        THRIFT AND STOCK PURCHASE PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                for the years ended December 31, 1994 and 1993



                                                                             1994
                                        ------------------------------------------------------------------------------------------
                                                                                                            Loan
                                          Fund A         Fund B         Fund C             Fund D          Account
                                          ------         ------         ------             ------          -------
                                          Income          Bond        Quaker State         Equity          Employee
                                           Fund           Fund         Stock Fund           Fund            Loans         Total
                                           ----           ----         ----------           ----            -----         -----
 Additions:
    Contributions:
       Employee                        $  354,525     $  574,109      $   829,090        $  861,926           --       $ 2,619,650
       Company                              --             --           1,893,531             --              --         1,893,531
                                       -------------------------------------------------------------------------------------------
                                          354,525        574,109        2,722,621           861,926           --         4,513,181

    Income from:
       Cash dividends                       --             --             452,378            87,491           --           539,869
       Interest                           333,113         63,209            4,038             1,097         121,763        523,220

    Transfers, net                       (299,097)       198,400           45,501           250,820        (195,624)          --

    Net appreciation (depreciation)
         of investments                  (326,460)       (90,681)       1,041,410           (66,946)          --           557,323
                                       -------------------------------------------------------------------------------------------
                                           62,081        745,037        4,265,948         1,134,388         (73,861)     6,133,593

 Less distributions to withdrawing
     participants, at value             1,528,981        172,251        3,305,514           416,304           --         5,423,050
                                       -------------------------------------------------------------------------------------------
 Net change before cumulative
    effect of accounting change        (1,466,900)       572,786          960,434           718,084         (73,861)       710,543

 Cumulative effect of
    accounting change (Note 6)              --              --              --                --              --            --
                                       -------------------------------------------------------------------------------------------
 Net change                            (1,466,900)       572,786          960,434           718,084         (73,861)       710,543

 Net assets available for benefits,
    beginning of year                   6,503,793        768,906       15,743,509         1,628,790       1,564,901     26,209,899
                                       -------------------------------------------------------------------------------------------
 Net assets available for benefits,
       end of year                     $5,036,893     $1,341,692      $16,703,943        $2,346,874      $1,491,040    $26,920,442
                                       ===========================================================================================

                                                                             1993
                                        ------------------------------------------------------------------------------------------
                                                                                                            Loan
                                          Fund A         Fund B         Fund C             Fund D          Account
                                          ------         ------         ------             ------          -------
                                          Income          Bond        Quaker State         Equity          Employee
                                           Fund           Fund         Stock Fund           Fund            Loans         Total
                                           ----           ----         ----------           ----            -----         -----
 Additions:
    Contributions:
       Employee                        $  567,122     $  594,672      $   706,717        $  970,327           --       $ 2,838,838
       Company                              --             --           1,091,224             --              --         1,091,224
                                       -------------------------------------------------------------------------------------------
                                          567,122        594,672        1,797,941           970,327           --         3,930,062

    Income from:
       Cash dividends                       --             --             712,400              --             --           712,400
       Interest                           388,659          3,080            5,846             4,912         148,834        551,331

    Transfers, net                      3,994,127     (4,188,269)        (237,338)          657,036        (225,556)          --

    Net appreciation (depreciation)
         of investments                    80,222         12,392        2,137,817            65,007           --         2,295,438
                                       -------------------------------------------------------------------------------------------
                                        5,030,130     (3,578,125)       4,416,666         1,697,282         (76,722)     7,489,231

 Less distributions to withdrawing
     participants, at value             1,763,446         50,869        2,699,420            68,492           --         4,582,227
                                       -------------------------------------------------------------------------------------------
 Net change before cumulative
    effect of accounting change         3,266,684     (3,628,994)       1,717,246         1,628,790         (76,722)     2,907,004

 Cumulative effect of
    accounting change (Note 6)             41,064         47,420          581,586             --               --          670,070
                                       -------------------------------------------------------------------------------------------
 Net change                             3,307,748     (3,581,574)       2,298,832         1,628,790         (76,722)     3,577,074

 Net assets available for benefits,
    beginning of year                   3,196,045      4,350,480       13,444,677             --          1,641,623     22,632,825
                                       -------------------------------------------------------------------------------------------
 Net assets available for benefits,
       end of year                     $6,503,793     $  768,906      $15,743,509        $1,628,790      $1,564,901    $26,209,899
                                       ===========================================================================================


                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                 --------------

1.       MAJOR FEATURES OF THE PLAN:
         --------------------------
         The Quaker State Corporation Thrift and Stock Purchase Plan (the Plan) includes eligible employees of Quaker State Corporation (Quaker State or the Company) and certain of its subsidiaries who have completed one year of service and have reached age 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Under the Plan, participants may elect to make contributions on a tax-deferred basis in the form of a salary reduction (Tax-Deferred Contributions) at their option up to the lesser of 12% of their compensation or $9,240. The $9,240 limit may be adjusted by the Internal Revenue Service in future years. In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (Thrift Contributions) of up to 6% of their compensation; however, the sum of the Thrift Contributions and the Tax-Deferred Contributions cannot exceed 12% of the participant's compensation. For contribution purposes, not more than $150,000 of a participant's compensation (as adjusted by the Internal Revenue Service) can be taken into account for any one calendar year. Subject to limitations, the Company will make contributions (Regular Company Contributions) in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 3% of that participant's monthly compensation. In addition, the Company will make a profit-sharing contribution (Company Profit-Sharing Contribution) to the Plan provided certain predetermined profit levels are attained.
         In 1994, Profit-Sharing Contributions were $854,311. Participants are 100% vested in Regular Company Contributions and Company Profit Sharing Contributions.

         Four funds are available for investment of contributions to the Plan. Fund A is the PNC Money Market Portfolio and bonds or other obligations issued by the U.S. government. At December 31, 1994, stated interest rates on investments in Fund A ranged from 5.5% to 8.625%. Fund B is the PNC Intermediate Government Portfolio, a registered investment company, comprised of a portfolio of fixed income securities. Fund C is composed of Quaker State capital stock. Fund D is the PNC Index Equity Portfolio, a registered investment company, comprised of a diversified portfolio of corporate stocks. Effective January 1, 1994, the Plan was amended to appoint PNC Bank Corp. as the new trustee of the Plan. In anticipation of the change in the Plan trustee, investments in Fund B and Fund D were liquidated and held in money market funds at December 31, 1993. All Company contributions are invested in Fund C; however, participants may select any one or more of the four funds for their contributions. Allocations of employee contributions must be in even multiples of 10%.





                                   Continued

                                   --------

1.       MAJOR FEATURES OF THE PLAN, continued:
         --------------------------
         An account is maintained for each participant, which is credited with the participant's contribution and an allocation of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account.

         Effective April 1, 1993, transfers of invested participant Tax-Deferred Contributions and Thrift Contributions are permitted pursuant to the Plan provisions.

         The Organization and Compensation Committee of the Quaker State
         Board of Directors administers the Plan. Reference should be made to the Prospectus, "Quaker State Corporation Thrift and Stock Purchase Plan" ("Prospectus"), for a detailed description of the Plan including eligibility and vesting, employee and Company contributions, investment options, withdrawals, borrowings by participants and termination.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         ------------------------------------------
         INVESTMENT VALUATION:
         --------------------
         Investments are carried at fair value in the accompanying financial statements. Investments in Quaker State capital stock are valued at the mean of the highest and lowest selling prices on the last business day of the period. U.S. government obligations are valued at the mean of the bid and ask prices on the last business day of the period. Investments in money market accounts are carried at cost which approximates market. Money market accounts are invested in a PNC Money Market Portfolio. Registered investment companies are valued at market determined by quoted market prices.

         OTHER:
         -----
         Purchases and sales/distributions of securities are reflected on a trade-date basis. Gains and losses are based on average cost for Quaker State capital stock and specific identification for U.S. government obligations.

         Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

         The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on U.S. government obligations and Quaker State capital stock and net increase (decrease) in the value of the Plan's interest in the bond and equity funds.

         Administrative expenses, including trustee, legal, auditing and other fees, are paid by Quaker State and, therefore, are not expenses of the Plan.


                                   Continued

                                  ---------

3.       FEDERAL INCOME TAXES:
         --------------------
         The Internal Revenue Service has determined that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes. Certain prior and any subsequent amendments to the Plan are subject to Internal Revenue Service review and approval. The plan administrator and its legal counsel do not anticipate that such changes will affect the qualified and tax-exempt status of the Plan and Trust, respectively.

         Thrift Contributions are included in the participant's income in the year the payroll deductions are made and are not deductible by the participant for federal income tax purposes. Tax-Deferred Contributions are not included in the participant's income for federal income tax purposes and, therefore, are not subject to federal income tax or withholding at the time of contribution.

         Company contributions and earnings reinvested into the various funds are not taxable to the participant until distribution.


4.       EMPLOYEE LOANS:
         --------------
         Participants are permitted to borrow against all or a portion of their Tax-Deferred Contribution and Company Profit-Sharing Contribution units within prescribed limitations and pursuant to nondiscriminatory rules established by the Organization and Compensation Committee. Each loan is to be repaid over a period not to exceed five years unless the Organization and Compensation Committee approves a longer repayment period for certain loans related to a participant's primary residence.

         The interest rate applied to any loan made on or before October
         18, 1989 was determined by the Organization and Compensation Committee, at one-half percent above the Chase Manhattan Bank prime rate, in December of the preceding calendar year. The interest rate applied to any loan made after October 18, 1989 is the rate set by the Organization and Compensation Committee from time to time determined by periodically comparing rates at various banks. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual Plan account(s). Loans totaling $873,726 and $1,004,990 were made from the Plan, and repayments, including interest of $121,763 and $148,834, totaling $1,069,350 and $1,230,546 were received by the Plan during the years ended December 31, 1994 and 1993, respectively.


5.       PLAN TERMINATION:
         ----------------
         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.



                                   Continued

                               ---------------



6.       CHANGE IN ACCOUNTING:
         --------------------
         To comply with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans" (the Guide), as of May 1, 1993, the Plan changed its method of accounting for distributions payable to participants in 1993. Presently, the Plan includes payments due to participants in net assets available for plan benefits in accordance with the Guide. The Plan previously presented such amounts as a liability. The cumulative effect of the change is to increase net assets available for plan benefits by $670,070 as of January 1, 1993. Payments due to participants as of December 31, 1994 and 1993 were $419,449 and $912,734. This methodology differs from that required under the Employee Retirement Income Security Act of 1974. Therefore, for the I.R.S. Form 5500, the Plan includes such distributions payable as a liability of the Plan.


7.       SUBSEQUENT EVENT:
         ----------------

         Effective January 1, 1995, the Plan was amended to merge the SOC/West Profit Sharing Plan with the Quaker State Thrift and Stock Purchase Plan. To the extent not otherwise provided in the Plan, the benefits, rights, and features of the SOC/West Profit Sharing Plan shall be protected and provided to the extent required by applicable law. Assets in the amount of $2,599,169 were transferred on January 3, 1995 to the Quaker State Thrift and Stock Purchase Plan.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES



                               December 31, 1994




                         Issuer and Description                             Cost             Value
                         ----------------------                             ----             -----

 Investments:

    Quaker State Corporation capital stock                               $ 16,411,917     $ 15,539,580

    U. S. Treasury Bond, par value; $ 250,000, 8%, due 8/15/01                249,141          250,390

    U. S. Treasury notes, par value; $ 175,000, 7.75%, due 3/31/96            174,573          175,602

    U. S. Treasury notes, par value; $ 170,000, 7.875%, due 6/30/96           169,414          170,797

    U. S. Treasury notes, par value; $ 115,000, 7.25%, due 8/31/96            114,432          114,335

    U. S. Treasury notes, par value; $ 135,000, 7.0%, due 9/30/96             134,719          133,650

    U. S. Treasury notes, par value; $ 350,000, 6.875%, due 3/31/97           349,052          343,655

    U. S. Treasury notes, par value; $ 125,000, 6.75%, due 5/31/97            125,000          122,208

    U. S. Treasury notes, par value; $ 165,000, 6.375%, due 6/30/97           164,617          159,921

    U. S. Treasury notes, par value; $ 435,000, 6.375%, due 8/15/02           431,055          398,295

    U. S. Treasury notes, par value; $ 75,000, 5.50%, due 9/30/97              74,870           70,793

    U. S. Treasury notes, par value; $ 90,000, 5.75%, due 10/31/97             89,654           85,317

    U. S. Treasury notes, par value; $ 110,000, 6.0%, due 12/31/97            110,000          104,809

    U. S. Treasury notes, par value; $ 150,000, 5.625%, due 1/31/98           149,774          140,906

    U. S. Treasury notes, par value; $ 500,000, 8.625%, due 8/15/97           492,656          509,455

    U. S. Treasury notes, par value; $ 50,000, 7.75%, due 2/15/95              49,922           50,133

    U. S. Treasury notes, par value; $ 350,000, 8.5%, due 11/15/00            349,945          360,773

    U. S. Treasury notes, par value; $ 50,000, 7.75%, due 2/15/01              48,359           49,797

    U. S. Treasury notes, par value; $ 30,000, 7.50%, due 2/29/96              29,988           30,033

    PNC Bank Money Market Account, 5.6%                                     1,781,612        1,781,612

    Registered Investment Company - PNC Fund, Index Equity Portfolio        2,319,992        2,261,721

    Registered Investment Company - PNC Fund, Intermediate Government       1,362,964        1,284,125
      Portfolio

    Participant loans, 8% - 12%, due at various dates                          -             1,491,040
                                                                     ---------------------------------

                                                                         $ 25,183,656     $ 25,628,947
                                                                     =================================

                           QUAKER STATE CORPORATION
                        THRIFT AND STOCK PURCHASE PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS


                 (Transactions in excess of 5% of Plan value)
                     for the year ended December 31, 1994

                                                                                                         Current Value
                                                                                                          of Asset on
                                                     Purchase            Selling         Cost of          Transaction      Net Gain
Identity of Party           Description of Asset       Price              Price           Asset               Date          (Loss)
- -----------------           --------------------       -----              -----           -----               ----          ------

Quaker State Corporation    Capital Stock            $2,231,405 (a)         --         $2,231,405        $2,231,405          --

Quaker State Corporation    Capital Stock                 --          $3,309,287 (b)    3,091,310         3,309,287       $217,977

PNC                         Money Market Account     11,130,824 (c)         --         11,130,824        11,130,824          --

PNC                         Money Market Account          --           9,349,212 (d)    9,349,212         9,349,212          --

PNC                         US Treasury Notes         4,617,853 (e)         --          4,617,853         4,617,853          --

PNC                         US Treasury Notes             --           4,617,853 (e)    4,617,853         4,617,853          --

PNC                         Registered Investment
                            Companies                 4,475,348 (f)         --          4,475,348         4,475,348          --

PNC                         Registered Investment
                            Companies                     --             771,875 (g)      792,383           771,875        (20,508)



    (a)- Represents a series of 22 transactions, none of which individually exceeds 5% of Plan assets.


    (b)- Represents a series of 279 transactions, none of which individually exceeds 5% of Plan assets.


    (c)- Represents a series of 181 transactions, two of which individually exceed 5% of Plan assets.

    (d)- Represents a series of 153 transactions, one of which individually exceeds 5% of Plan assets.


    (e)- Represents a series of 3 transactions, two of which individually exceed 5% of Plan assets.

    (f)- Represents a series of 81 transactions, one of which individually exceeds 5% of Plan assets.


    (g)- Represents a series of 57 transactions, none of which individually exceeds 5% of Plan assets.


                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                                    -----
                           Annual Report on Form 11-K
                  for the fiscal year ended December 31, 1994

                                 EXHIBIT INDEX





Sequential
Exhibit No.                       Description of Exhibit                  Page
- -----------                       ----------------------                  ----

      1                   Consent of Independent Accountants,              12
                          filed herewith.